NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT


05008671

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, 30 May 2005
FXP/dme

82-1252

Nestlé S.A. – Today's Press Release

SUPPL

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X. Perroud
Vice President

Encl.


Nestlé

PRESS RELEASE

Nestlé S.A. concentrates trading of its shares on SWX Swiss Exchange

Vevey, 30 May 2005 – Nestlé S.A. has decided to delist its shares from Euronext Paris S.A.'s Eurolist and the London Stock Exchange.

This is part of Nestlé S.A.'s ongoing strategy of concentrating the trading of its shares on SWX Swiss Exchange in Zurich. Over the past few years, Nestlé S.A. delisted its shares from the Tokyo, Amsterdam, Brussels, Vienna and Frankfurt exchanges.

The decision was also motivated by low transaction volumes of Nestlé S.A. shares observed over several years on the Paris and London markets, equivalent to less than one percent of shares traded in Zurich.

The request to delist Nestlé S.A. shares from Euronext Paris S.A. has already been approved by the "Conseil d'orientation" of Euronext Paris S.A., without opposition from the French financial markets authority.

The share of Nestlé S.A. will be delisted from Euronext Paris S.A. after close of business on 27 July 2005. An announcement directed at shareholders is published in today's editions of France's *Les Echos* and *La Tribune*.

Nestlé S.A shares will be delisted from the London Stock Exchange on 29 June 2005, no less than 20 trading days after the present announcement.

On completion of these operations, Nestlé S.A. shares will be listed on SWX Swiss Exchange in Zurich only, and will also be available in the form of ADRs in the United States of America.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*